SUB-ITEM 77(H)
 CHANGES IN CONTROL OF REGISTRANT

In the month of June 2012, National Financial Services For the Exclusive Benefit of Our Customers acquired control due to ownership of greater than 25% of the Absolute Opportunities Fund’s (the "Fund") outstanding shares.  National Financial Services For the Exclusive Benefit of Our Customers owned 25.4% of the Fund and thus controlled the Fund as of that date.